                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 3)*

                            Brainworks Ventures, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   105029 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Marc J. Schwartz
                               101 Marietta Street
                                   Suite 3450
                             Atlanta, Georgia 30303
                                 (404) 757-3272

-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 30, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)


---------------

         * The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this coverage shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105029 10 2                                          Page 2 of 3 Pages

                                 SCHEDULE 13D/A

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marc J. Schwartz
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [X]
                                                                        (B) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

       NUMBER OF
         SHARES                     335,000
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          -----------------------------------------------------
                          8         SHARED VOTING POWER

                                    0
                          -----------------------------------------------------
                          9         SOLE DISPOSITIVE POWER

                                    335,000
                          -----------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         335,000
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]


-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18%
-------------------------------------------------------------------------------

CUSIP No. 105029 10 2                                          Page 3 of 3 Pages


14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 to Schedule 13D, which Schedule was originally filed with the Securities and Exchange Commission (the "SEC") on April 17, 2000, amended by Amendment No. 1 thereto filed with the SEC on May 23, 2000 and Amendment No. 2 thereto filed with the SEC on February 26, 2001, relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of Brainworks Ventures, Inc. (the "Company") and amends Items 3 and 5 of such Schedule as such Items relate to the Reporting Person, Marc J. Schwartz.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 30, 2001 the Reporting Person acquired 200,000 shares of Common Stock by exercising options to purchase such shares at an exercise price of $1.125 per share, or $225,000 in the aggregate, with the source of such amount being the personal funds of the Reporting Person.

         The Reporting Person also holds an option to purchase 100,000 shares of Common Stock with an exercise price of $1.125 per share which option is immediately exercisable and an option to purchase 110,000 shares of Common Stock with an exercise price of $5.25 per share which option vests and first becomes exercisable at a rate of fifty percent (50%) on December 29, 2001 and fifty percent (50%) on December 29, 2002.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a)-(b) See Items 7-13 of the cover pages. The percentage of outstanding shares of Common Stock set forth on the cover pages has been computed based on 1,750,934 shares of Common Stock outstanding, 950,953 of which were reported outstanding on the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2000 (the "Form 10-QSB") filed with the SEC on February 20, 2001, and 799,981 of which were issued in connection with the merger (the "Merger") on February 14, 2001 of EBL Acquisition Corporation, a Georgia corporation and a wholly-owned subsidiary of the Company, with and into eBusinessLabs, Inc., a privately-held Georgia corporation ("EBL"), whereby EBL became a wholly-owned subsidiary of the Company, which Merger was reported on the Form 10-QSB and the Company's Current Report on Form 8-K filed with the SEC on February 28, 2001.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  April 10, 2001                       /s/ Marc J. Schwartz
                                             --------------------
                                             Marc J. Schwartz